EXHIBIT 16.1

Commissioners
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated June 11, 2008, of LaserCard Corporation, attached, and are in agreement with the statements made with respect to information provided regarding Odenberg, Ullakko, Muranishi & Co. LLP. We have no basis to agree or disagree with other statements of the registrant contained therein.

On June 11, 2008, we sent a notice, dated June 11 2008, of the termination of the client-auditor relationship to LaserCard Corporation via overnight courier, and to the PCAOB Letter File, Office of the Chief Accountant, Securities and Exchange Commission, via facsimile.

/s/ Odenberg, Ullakko, Muranishi & Co. LLP

June 11, 2008